2013

[redacted]

SECURI 14045714 ION

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SEC Mail Processing Section

FEB 27 2014

Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 11539

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BC SECURITIES,INC dba SOMERSET SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 WALDEN DRIVE

(No. and Street)

SOUTH EASTON	MA	02375
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK AUDITORE (508) 400-4344

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC

(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/14

OATH OR AFFIRMATION

I, FRANK AUDITORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BC SECURITIES,INC dba SOMERSET SECURITIES, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DONNA M. CRAVEN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 1, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BC SECURITIES DBA SOMERSET SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2013

BC SECURITIES DBA SOMERSET SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2013

BC SECURITIES DBA SOMERSET SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2013

CONTENTS

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders
of BC Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of BC Securities, Inc. (a Massachusetts corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BC Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the

underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 24, 2014

BC SECURITIES DBA SOMERSET SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$ 13,776
Due from clearing firm	18,426
Commission receivable	5,765
Prepaid expense	20,197
Loan to owner	15,000
TOTAL ASSETS	$ 73,164

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable and accrued expenses	$ 6,551
Income taxes payable	2,218
TOTAL LIABILITIES	8,769
Stockholder's Equity	
Common stock, $1 par value, authorized, issued and outstanding 1,000 shares	1,000
Additional paid-in capital	183,985
Accumulated deficit	(120,590)
TOTAL STOCKHOLDER'S EQUITY	64,395
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 73,164

The accompanying notes are an integral part of these financial statements.

BC SECURITIES DBA SOMERSET SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Commissions income	$ 255,722
Other Income	1
TOTAL REVENUES	255,723
Expenses:	
Commissions	154,531
Clearing and execution costs	1,476
Regulatory fees	2,148
Other expenses	60,560
TOTAL EXPENSES	218,715
Net income before taxes	37,008
Provision for Income Taxes	2,218
Net Income	$ 34,790

The accompanying notes are an integral part of these financial statements.

BC SECURITIES DBA SOMERSET SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Stockholder's equity - December 31, 2012	$ 10,605
Additional paid-in capital	19,000
Net income	34,790
Stockholder's equity - December 31, 2013	$ 64,395

The accompanying notes are an integral part of these financial statements.

BC SECURITIES DBA SOMERSET SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:		
Net income		$ 34,790
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in due from clearing	(3,425)	
Increase in commission receivable	(3,649)	
Increase in prepaid expenses	(18,177)	
Increase in income taxes payable	2,218	
Increase in loan to owner	(15,000)	
Decrease in accounts payable and accrued expenses	(2,564)	
Total adjustments		(40,597)
Net cash used in operating activities		(5,807)
Cash flows from financing activities:		
Additional paid-in capital		19,000
Net cash provided by financing activities		19,000
Net change in cash		13,193
Cash at beginning of year		583
Cash at end of year		$ 13,776

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION, OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

BC Securities dba Somerset Securities, Inc. (the "Company") was incorporated under the laws of the Commonwealth of Massachusetts on November 1, 1996. The Company primarily sells financial products, mostly mutual funds, variable annuities and variable life insurance. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company receives commissions and trail fees from the sales of financial products.

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

Revenue and Cost Recognition

Customer's securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Income from variable life insurance products is recorded on policy date.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 3013, The Company had nothing in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Depreciation

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Office equipment	5 years

Depreciation expense for the twelve month period ended December 31, 2013 is $0.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business.

Cash paid for Interest and Income Taxes is as follows:

Interest	$ 0
Income Taxes	$ 0

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures bear no material effect on the financial statements as presented.

NOTE 3. COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended

NOTE 4. GUARANTEES

The Company has issued no guarantees at December 31, 2013 or during the year then ended.

NOTE 5. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires maintaining a minimum net capital and requires that the rate of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital equal to $5,000. At December 31, 2013, the Company had net capital of $29,198 and $24,198 of excess net capital. At December 31, 2013, the Company's aggregate indebtedness to net capital ratio was 0.30 to 1.

NOTE 6. COMMITMENTS AND CONTINGENCIES

At December 31, 2013, the Company does not have any outstanding commitments or contingencies.

NOTE 7. ADVERTISING

The Company's policy is to expense the cost of advertising as it is incurred. Advertising for the year ended December 31, 2013 is $0.

NOTE 8. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into a one year clearing agreement with RBC Correspondence Services, whereby the Company executes all customer trades through RBC. Net commissions earned are credited to an account in the Company's name at RBC. The agreement will be automatically extended for one year periods unless terminated by a third party notice by either party. Under this agreement the Company is required to keep a minimum balance of $15,000. As of December 31, 2013 the balance was $15,001.

NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and believes that there are no subsequent events requiring disclosure.

NOTE 10. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with ASC 740, Accounting for Income Taxes is as follows:

Federal	$ 0
State	2,218
	$ 2,218

Management believes it is more likely than not that the net deferred tax assets will not be realized through taxable income generated in future years of by off-setting deferred tax liabilities.

At December 31, 2013, the Company had net operating loss carry forward of $85,917 that may be used to offset future income the loss carry forward will expire as follows:

Amount	Year Expires
$ 25,731	10-31-2017
7,201	10-31-2021
2,312	10-31-2022
46,068	10-31-2023
4,605	10-31-2024
$ 85,917	

Deferred tax assets before valuation allowance	$ 12,887
Less: Valuation allowance	(12,887)
Net deferred tax assets	$ 0

No benefit of income taxes has been recorded due to the uncertainty of the realization of any tax assets

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2010, 2011 and 2012.

NOTE 11. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

Assets	Level 1	Level 2	Level 3	Netting and Collateral	Total
Cash Segregated under Federal and other regulations	$ 15,001	$ 0	$ 0	$ 0	$ 15,001
Totals	$ 15,001	$ 0	$ 0	$ 0	$ 15,001
Liabilities	$ 0	$ 0	$ 0	$ 0	$ 0

SUPPLEMENTAL INFORMATION

BC SECURITIES DBA SOMERSET SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Credits:	
Member's Capital	$ 64,395
Non-Allowable Assets	
Prepaid expenses	20,197
Loan to owner	15,000
Net Capital	29,198
Minimum Net Capital Requirement	(5,000)
Excess Net Capital	$ 24,198
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 8,770
Ratio of aggregate indebtedness to net capital	0.30 to 1

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17-5 Part II A filing.

BC SECURITIES DBA SOMERSET SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii). The Company effectuates all financial transactions on behalf of their customers on a fully disclosed basis. The name of the clearing firm is RBC Correspondence Services. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT OF INDEPENDENT AUDITOR

BRACE & ASSOCIATES, PLLC

Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243

FAX (603) 882-7371

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of BC Securities, Inc.

In planning and performing our audit of the financial statements of BC Securities, Inc. as of and for the year ended December 31, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered BC Securities, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of BC Securities, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of BC Securities, Inc.'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by [Name of Broker-dealer] including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because BC Securities, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of BC Securities, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that BC Securities, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC

Londonderry, NH

February 24, 2014

BRACE & ASSOCIATES, PLLC

Certified Public Accountant